NOTE TO READER

This form of proxy supersedes and replaces the form of proxy filed on SEDAR on August 26, 2021, a line of which was illegible.

ZEN GRAPHENE SOLUTIONS LTD.

PROXY

FOR USE AT THE

ANNUAL GENERAL MEETING OF

SHAREHOLDERS HELD Monday, September 27, 2021

This proxy is solicited on behalf of the management of Zen Graphene Solutions Ltd. (the "Corporation"). The undersigned, being a shareholder of the Corporation hereby appoints, Dr. Francis Dubé, Chairman of the Board of the Corporation, or failing him, Brian Bosse, Chief Financial Officer of the Corporation, or instead of either of them, ____________________________, as proxyholder for and on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the special meeting of the shareholders of the Corporation to be held at the Delta Guelph Hotel, 50 Stone Rd W, Guelph, ON N1G 0A,on Monday, September 27, 2021 at 4:00 p.m. (Eastern Standard Time) (the "Meeting") and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the Meeting or such adjournment or adjournments thereof. The undersigned hereby directs the proxyholder to vote the securities of the Corporation recorded in the name of the undersigned as specified herein.

1.	FOR WITHHOLD	□ □	The appointment of McGovern Hurley, LLP, Chartered Accountants as Auditor of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

2.	FOR WITHHOLD	□ □	The election of Dr. Francis Dubé as a director of the Corporation.

3.	FOR WITHHOLD	□ □	The election of Brian Bosse as a director of the Corporation.

4.	FOR WITHHOLD	□ □	The election of Eric Wallman as a director of the Corporation.

5.	FOR WITHHOLD	□ □	The election of Frank Klees as a director of the Corporation.

6.	FOR WITHHOLD	□ □	The election of Greg Fenton as a director of the Corporation.

7.	FOR AGAINST	□ □	To consider and, if deemed advisable, to pass an ordinary resolution approving the adoption of the Corporation's omnibus long-term incentive plan.

8.	FOR AGAINST	□ □

To consider and, if deemed advisable, to pass, with or without variation, a special resolution to amend the articles of amendment of the Corporation to change the name of the Corporation to such name as the directors of the Corporation, in their sole discretion, may determine and as may be acceptable to the Director appointed under the Business Corporations Act (Ontario).

9.	FOR AGAINST	□ □

To consider and, if deemed advisable, to pass an ordinary resolution to approve a change of business pursuant to the policies of the TSX Venture Exchange such that the Corporation will cease to be classified as a "Mining Issuer" and will instead be classified by the TSX Venture Exchange as an "Industrial, Technology, or Life Sciences Issuer".

10.	FOR AGAINST	□ □

To consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution of the shareholders of the Corporation authorising the Corporation to make an application to voluntarily delist the common shares of the Corporation from the TSX Venture Exchange and to apply to list the Corporation's common shares on one or more alternative stock exchanges in Canada or the United States, as more fully described in the accompanying management information circular.

11.	FOR AGAINST	□ □

To consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve, for the ensuing year, the Corporation's incentive stock option plan that was adopted on August 1, 2010.

If any amendments or variations to the matters referred to above or to any other matters identified in the notice of meeting are proposed at the Meeting or any adjournment or adjournments thereof, or if any other matters which are not now known to management should properly come before the Meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person. To be valid, this proxy must be received by the Corporation's transfer agent, Capital Transfer Agency ULC, 390 Bay Street, Suite 920, Toronto, Ontario, M5H 2Y2, Fax Number: 416.350.5008, not later than 48 hours, excluding Saturdays, Sundays and statutory holidays in the City of Toronto, Ontario, prior to the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

This proxy revokes and supersedes all proxies of earlier date.

DATED this _______day of _________________, 2021.

Online Voting Instructions:	Signature of Shareholder

Name of Shareholder (Please Print)

Number of Shares Held

NOTES AND INSTRUCTIONS

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION

1. The shares represented by this proxy will be voted. Where a choice is specified, the proxy will be voted as directed. Where no choice is specified, this proxy will be voted in favour of the matters listed on the proxy. The proxy confers discretionary authority on the above named person to vote in his or her discretion with respect to amendments or variations to the matters identified in the notice of meeting accompanying the proxy or such other matters which may properly come before the Meeting.

2. Each shareholder has the right to appoint a person other than management designees specified above to represent them at the Meeting. Such right may be exercised by inserting in the space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.

3. Each shareholder must sign this proxy. Please date the proxy. If the shareholder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized.

4. If the proxy is not dated in the space provided, it is deemed to bear the date of its mailing to the shareholders of the Corporation.

5. If the shareholder appoints any of the persons designated above, including persons other than Management Designees, as proxy to attend and act at the Meeting:

(a) the shares represented by the proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for;

(b) where the shareholder specifies a choice in the proxy with respect to any matter to be acted upon, the shares represented by the proxy shall be voted accordingly; and

(c) IF NO CHOICE IS SPECIFIED WITH RESPECT TO THE MATTERS LISTED ABOVE, THE PROXY WILL BE VOTED FOR SUCH MATTERS.

Notice and Access

The Canadian Securities Regulators have adopted new rules effective for meetings held after March 1, 2013, which permit the use of notice-and-access for proxy solicitation instead of traditional physical delivery of proxy material. This new process provides the option to post meeting related materials including management information circulars as well as annual financial statements and management's discussion and analysis ("MD&A"), on a website in addition to SEDAR. Under notice-and-access, meeting related materials will be available for viewing up to one year from the date of posting and a paper copy of the materials can be requested at any time during this period.

Disclosure regarding each matter or group of matters to be voted on at the Meeting is in the Circular under the heading "Business of the Meeting - Matters to be Acted Upon". You should review the Circular before voting.

The Corporation has elected to utilize notice-and-access and provide you with the Meeting materials which are available electronically on www.sedar.com and also https://www.zengraphene.com/.

If you wish to receive a paper copy of the Meeting materials or have any questions about notice-and-access, please call 1.844.499.4482.